UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2025
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab Announces Updates To Its Board of Directors

On April 23, 2025, Grab Holdings Limited (“Grab”) announced updates to its board of directors (the “Board”). With effect from May 1, 2025, Steven Tishman, Managing Director and Global Head of Houlihan Lokey’s M&A Group, will join the Board as an independent director. Additionally, Peter Oey, Chief Financial Officer of Grab, and Cheryl Goh, Group VP of Marketing and Sustainability of Grab, will be appointed as non-independent directors. Ong Chin Yin upon completion of her term has stepped down from the Board on March 31, 2025, and David Loh has resigned with effect from April 17, 2025. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab Announces Updates To Its Board of Directors

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	__/s/ Peter Oey________________
Date: April 23, 2025		Name: Peter Oey
Title: Chief Financial Officer